Exhibit 99.4

January 17, 2020

Board of Directors

USA Technologies, Inc. (“USAT”)

Dear Members of the USAT Board of Directors,

I write to propose a resolution to our ongoing dispute regarding Board governance and management of the Company. Recent developments have changed the circumstances materially, and Hudson Executive believes that the current USAT Board must recognize and accept the reality of the situation and agree now to meaningful changes so that the Company may move forward on a path that is in the best interests of all stakeholders.

As you know from Hudson’s recent press release and your own direct sources, as of January 15, 2020, USAT shareholders representing 60.58% of the voting power of the Company have signed and returned their Gold proxy cards to vote in support of all eight of the Hudson-proposed director candidates at the upcoming annual shareholders meeting, as well as in support of the related proposed resolutions. Conversely, based on the Gold proxy cards received by our solicitor, votes against those director candidates that have been received to date total approximately 0.30% of the voting power. The votes in favor of those director candidates have been cast even though the Board continues to withhold its current full list of shareholders, which has frustrated our ability to reach more of our fellow shareholders.

While nothing is certain and outcomes can change, this set of facts should provide a dose of reality for the Board and prompt its constructive action. Before Hudson commenced its proxy solicitation, the Board rejected all of Hudson’s prior attempts to reach a resolution, took actions to prevent a shareholder vote, and begrudgingly accepted a compelled shareholder meeting, choosing the last day permissible under the Pennsylvania court’s order to conduct the annual shareholders meeting—a date that is more than two years from the previous vote. Because of the court’s order, and despite what we view as a series of entrenchment activities, the shareholders have finally been provided with a chance to send this Board a message. We believe the fact that so many shareholders have expressed support for change months in advance of the annual shareholders meeting clearly demonstrates the intensity of their desire for that change.

Considering the foregoing, to allow the Company to move forward expeditiously, we offer the following. The Company will immediately seat all eight of the director candidates included on the Gold proxy card. Two members of the current Board, proposed by the Company and acceptable to Hudson, will continue, and the remaining current members will resign. This new ten-member Board will undertake its duties immediately and will be re-nominated by the Company for election at the annual shareholders meeting, to be held no later than April 30, 2020.

Acceptance of this proposal offers many advantages. An immediate transition will conserve precious time and resources that can be focused upon customers, products and employees, instead of on a contested proxy solicitation, to help deliver on the Company’s potential and create sustainable value for all stakeholders. Seating a new Board will permit a more fulsome and productive search for the next CEO and CFO for the Company, as we believe the current Board’s tenuous position makes a meaningful process to engage new, qualified management effectively impossible today. The new Board will be better equipped to negotiate critical contracts requiring immediate attention, and Nasdaq relisting conditions may also be satisfied more quickly and easily.

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Conversely, we believe that rejection of the proposal is difficult to defend in light of the shareholder support for change. If the Board rejects this proposal, the continuation of the proxy contest will be expensive, distracting and time-consuming for the Company and its shareholders. Public knowledge of the proxy contest and the current state of the solicitation may cause counterparties to view the current Board and CEO as temporary and mitigate its effectiveness, especially with respect to the recruitment and maintenance of talent and the ability to negotiate effectively with customers and suppliers.

Moreover, we also believe the Board may be considering a sale of the Company. To be clear, we strongly believe that the Company’s current conditions render it utterly unfit to consider any such strategic transaction. The Company’s stock price is depressed as a result of several factors, many the result of what Hudson believes to be this Board’s failures, including the ongoing suspension of Nasdaq trading, recent weak operating performance, the Company’s failure to file proper periodic reports for over a year, and interim and transient management. Hudson believes any attempt by this Board to pursue a strategic transaction prior to the annual shareholders meeting under these circumstances can only be viewed as a self-serving attempt by this Board to avoid the possible consequences of the shareholders meeting. We firmly believe it is not in the best interests of the Company and its shareholders to pursue a sale today.

For such reasons, Hudson will evaluate all Board conduct from this point forward in the context of the current proxy solicitation. We believe that prompt acceptance will show good faith and will mitigate future damage to the Company. Resources spent in connection with the proxy fight or exploring a potential sale today will in our view be a waste of corporate assets and inconsistent with maximizing long-term value. The Board has had numerous opportunities to reach a settlement.

If our proposal is rejected and the Board continues its current path, Hudson expects that the Board elected at the next meeting will be obligated to investigate and pursue remedies for the current Board’s actions as and to the extent the law permits. Hudson will also pursue all remedies available should the Board engage in an inappropriate strategic transaction prior to the annual shareholders meeting.

You have been aware of the status of our solicitation for quite some time since your advisors have had access to regular updates. As such, our offer will expire if not accepted and acted on by January 21, 2020. Thereafter, Hudson will assume that all remaining members opted to ratify all prior Board actions and to continue the Board’s improper conduct, and Hudson will not voluntarily accept the continued service of any such person on the Board going forward.

570 Lexington Avenue, 35th Floor, New York, New York 10022-6867

(212) 521-8495  |  www.hudsonexecutive.com

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This Board is at a crossroads, and we urge its members to accept the expressed desires of its shareholders.

Very truly yours,

Douglas L. Braunstein

Founder and Managing Partner

570 Lexington Avenue, 35th Floor, New York, New York 10022-6867

(212) 521-8495  |  www.hudsonexecutive.com